

April 22, 2009

Via Facsimile (203) 854-1652 and U.S. Mail
Duane Berlin, Esq.
Lev & Berlin, P.C.
200 Connecticut Avenue
Norwalk, CT 06854

> **Re:** **Orbcomm, Inc.**
> **Revised Preliminary Proxy Statement on Schedules 14A filed**
> **April 21, 2009 and April 22, 2009**
> **by John C. Levinson**
> **File No. 1-33118**

Dear Mr. Berlin:

We have conducted a limited review of the filing listed above and have the following comments.

Revised Preliminary Proxy Statement Filed April 22, 2009

Letter to Shareholders

1. We note the nominees if elected intend to serve only through 2010. Given the Board's current classified structure (and the fact that your proposal to declassify the board is precatory), nominees elected to the Board at the 2009 Annual Meeting are slated to serve for a three year term ending in 2012. If true, please revise to prominently clarify in your proxy statement and proxy card that your nominees would step down, if true, at the end of one year notwithstanding the fact that they had been elected to serve within a class of directors whose terms expire in 2012.

Form of Proxy Card

2. Revise the form of proxy card to describe the third proposal listed.

Certain Information Concerning the Participants, page 15

3.   We refer you to disclosure on page 8 which provides a cross reference to disclosure appearing on this page pertaining to conflict of interests. Based on the revisions provided in the amended proxy, it is not apparent whether continuing conflicts of interest exist. Please revise or advise. Please also note our comment below.

4.   We note the revisions made to the disclosure regarding the termination of agreements entered involving Messrs. Chrust and Miron. Please further clarify the sentence commencing in the first paragraph on page 16 with "[a]ll agreements and understandings with respect to the foregoing have since expired and/or been terminated, except that…" Further clarify whether Mr. Chrust would be eligible to receive any portion of the fees paid to the investment banking firm in the event the company engages in a going private transaction prior to December 2009.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        Please direct any questions to me at (202) 551-3757 or, in my absence, to Daniel Duchovny, Special Counsel, at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

                        Sincerely,

                        Mellissa Campbell Duru
                        Special Counsel
                        Office of Mergers and Acquisitions